
November 9, 2021

George Syllantavos
Co-Chief Executive Officer
Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, New York, 10022

> **Re: Growth Capital Acquisition Corp.**
> **Amendment No. 1 Registration Statement on Form S-4**
> **Filed October 21, 2021**
> **File No. 333-259391**

Dear Mr. Syllantavos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus
Impact of the Business Combination on GCACs Public Float, page 40

1. Please revise the tables to present the pro forma New Cepton shares of common stock issued and outstanding immediately after the Business Combinations under the four redemption scenarios, similar to your disclosure on page 108.

The GCAC Charter and the Amended and Restated Charter, page 96

2. We note your repose to prior comment 24. We note your disclosure the Amended and Restated Charter provides that "the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the

Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction." This does not appear to be reflected in Articles XI on page B-7. If your provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 105

3.   We note your updated disclosure on pages 109 and 110 in response to prior comment 14 and reissue in part. Please clearly show the number of shares authorized, issued and outstanding both on a historical and pro forma basis.

Certain Projected Financial Information, page 151

4.   We note your response to our prior comment 21. Please include this discussion, or a reference thereto, in the Certain Projected Financial Information section on page 36.

General

5.   We note your response to our prior comment 3 and reissue in part. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

        You may contact SiSi Cheng at (202)-551-5004 or John Cash at (202)-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Asia Timmons-Pierce at (202)-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing